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                            September 9, 2020

       Lijia Ni
       Chief Financial Officer
       Oriental Culture Holding LTD
       No. 2, Youzishan Road, Dongba Street
       Gaochun District
       Nanjing City
       Jiangsu Province 210000
       People's Republic of China

                                                        Re: Oriental Culture
Holding LTD
                                                            Registration
Statement on Form F-1/A
                                                            Amended on August
31, 2020
                                                            File No. 333-234654

       Dear Ms. Ni:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       56

   1. We note the revised disclosure in response to comment 2. Revise to quantify the decrease in revenue and net
income for the six months ended June 30, 2020.
 Lijia Ni
FirstName  LastNameLijia  Ni
Oriental Culture Holding LTD
Comapany 9,
September  NameOriental
              2020        Culture Holding LTD
September
Page  2    9, 2020 Page 2
FirstName LastName
        You may contact Christie Wong at (202) 551-3684 or Robert Littlepage at
(202) 551-
3361 if you have questions regarding the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:      Jeffrey Li, Esq.